EXHIBIT 99.1



News
For Immediate Release

4 Landmark Square
Suite 400
Stamford, CT 06901

Telephone: (203) 975-7110
Fax: (203) 975-7902

Contact:
Robert B. Lewis
(203) 406-3160

SILGAN ANNOUNCES PROPOSED
REFINANCING OF ITS EXISTING CREDIT FACILITY

STAMFORD, CT, June 8, 2010 -- Silgan Holdings Inc. (Nasdaq:SLGN), a leading supplier of consumer goods packaging products, announced today that it has engaged Deutsche Bank Securities Inc. (DBSI) and Banc of America Securities LLC (BAS) to arrange a proposed new credit facility to refinance its existing senior secured credit facility. Affiliates of DBSI and BAS have committed to provide a portion of the new credit facility, and DBSI and BAS have agreed to arrange a syndicate of lenders to provide the remainder of the new credit facility. The Company expects to complete the new credit facility in the second or third quarter of 2010.

The new credit facility would extend the maturities and amortization periods of the Company's bank debt and provide greater flexibility with regard to the Company's strategic initiatives, including acquisitions. Although not obligated, the Company could use a portion of the proceeds of this refinancing to redeem its 6.75% Senior Subordinated Notes due 2013.

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Upon completion of the new credit facility, the Company would expect to record a charge of approximately $0.03 per diluted share for a loss on early extinguishment of debt for the write-off of debt issuance costs.

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Silgan Holdings is a leading manufacturer of consumer goods packaging products with annual net sales of approximately $3.1 billion in 2009. Silgan operates 66 manufacturing facilities in North and South America, Europe and Asia. In North America, the Company is the largest supplier of metal containers for food products and a leading supplier of plastic containers for personal care products. In addition, Silgan is a leading worldwide supplier of metal, composite and plastic vacuum closures for food and beverage products.

Statements included in this press release which are not historical facts are forward looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and the Securities Exchange Act of 1934. Such forward looking statements are made based upon management's expectations and beliefs concerning future events impacting the Company and therefore involve a number of uncertainties and risks, including, but not limited to, those described in the Company's Annual Report on Form 10-K for 2009 and other filings with the Securities and Exchange Commission. Therefore, the actual results of operations or financial condition of the Company could differ materially from those expressed or implied in such forward-looking statements.

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